STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

October 1, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:           Starboard Investment Trust (“Trust”) (File Nos.  333-159484 and 811-22298); on behalf of the FMX Growth Allocation Fund, FMX Total Return Fund and the Caritas All-Cap Growth Fund (“Funds”), each a series of the Trust.

Ladies and Gentlemen,

This correspondence is to acknowledge that the financial statements filed as exhibits to Pre-Effective Amendment No. 5 to the Trust’s Registration Statement are part of Part B of the Trust's Registration Statement.  The Trust will file a Post-Effective Amendment to the Registration Statement inserting the financial statements into the Part B to eliminate confusion.

If you have any questions concerning the foregoing, please contact the undersigned at 252-972-9922, extension 249.

Yours truly,

Starboard Investment Trust

/s/A. Vason Hamrick

A. Vason Hamrick, Secretary